Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

September 6, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Contango Oil & Gas Company

Registration Statement on Form S-3

Filed July 10, 2007

File No. 333-144459

Dear Mr. Schwall:

Contango Oil & Gas Company (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (Registration No. 333-144459), as amended, so that the Registration Statement is declared effective at 2:00 p.m. (Washington, DC time) on Wednesday, September 12, 2007, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth R. Peak
Kenneth R. Peak
Chairman, Chief Executive Officer,
Chief Financial Officer and Secretary